JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of American Integrity Insurance Group, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

Dated: August 13, 2025

JAMES E. SOWELL

By: /s/ James E. Sowell

Name: James E. Sowell

SOWELL INVESTMENTS HOLDING CO., LLC

By: /s/ James E. Sowell

Name: James E. Sowell

Title: Manager